
Geração Paranapanema


06015238

andar
04578-000- São Paulo-SP Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, July 14, 2006

082-04979


SEC MAIL PROCESSING
RECEIVED
JUL 1 7 2006
WASH. D.C. 213 SECTION

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

We hereby inform you that Gazeta Mercantil of June 28, 29 and 30 as well as Diário Oficial Empresarial of June 28, 29 and July 5, 2006, published the call notice for the shareholders of Duke Energy International, Geração Paranapanema S.A., which on this date held an Extraordinary General Meeting attended by over ninety percent (90%) of the voting capital, with the following agenda: (i) rectification of the dividend amount approved at the Ordinary General Meeting held on April 25, 2006; and (ii) ratification of all other resolutions adopted at such meeting.

After the required clarification were given, the shareholders approved, by unanimous vote, the rectification of the dividend amount approved at the Ordinary General Meeting held on April 25, 2006, whose payment was originally scheduled to occur on or before the 30th day of June, in order to comply with the applicable statutory and legal provisions, and to ensure payment to the preferred shares of the priority non-cumulative dividend of ten percent (10%) per annum, calculated over the amount of the capital represented by preferred stock, in strict compliance with the provisions of Article 5, item (ii) of the Company's bylaws.

As a result, the dividends declared, in the total amount of fifty-nine million nine hundred and twenty-seven thousand three hundred and sixty-eight *reais* and ninety-seven cents (R$ 59,927,368.97), to be charged to the accrued profit account, shall be fully allocated

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Av. Nações Unidas, 12.901, 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

to the holders of preferred shares, as follows: (i) twenty eight million, eight hundred and eighty-one thousand, one hundred and eighty-five *reais* and ten cents (R$ 28.881.185,10) payable to the holders of preferred shares on April 25, 2006, and (ii) thirty one million, forty six thousand, one hundred and eighty-three *reais* and eighty-seven cents (R$ 31.046.183,87) payable to the holders of preferred shares at the date hereof, all of which dividend amounts to be credited to the shareholders above not later than July 25, 2006. Furthermore, no amount shall be paid to the common shares representative of the capital of the Company.

The shareholders subsequently ratified, by unanimous vote, all the other resolutions approved at the Ordinary General Meeting held on April 25, 2006, which shall remain valid and effective, as originally approved.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. 

Wagner Bertazo
Financial/Investors' Relationship Officer